FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 30, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. reports First Quarter 2020 Financial Results in an investor conference”, dated April 30, 2020.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. First Quarter 2020 Results” , dated April 30, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 30, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports First Quarter 2020 Financial Results

Issued by: AU Optronics Corp.
Issued on: April 30, 2020

Hsinchu, Taiwan, April 30, 2020–

AU Optronics Corp. ("AUO" or the "Company") (TWSE: 2409) today held its investor conference and announced its consolidated financial results for the first quarter of 2020(1).

Consolidated revenues for the first quarter of 2020 were NT$53.69 billion, down by 13.4% quarter-over-quarter. AUO’s net loss attributable to owners of the Company for the first quarter of 2020 was NT$4.99 billion, with a basic EPS(2) of -NT$0.53.

In the first quarter of 2020, large-sized panel(3) shipments totaled around 22.42 million units, down by 15.5% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 29.52 million units, down by 21.2% quarter-over-quarter.

Highlights of consolidated results for the first quarter of 2020

•	Revenues of NT$53.69 billion

•	Operating loss of NT$5.45 billion

•	Net loss attributable to owners of the Company at NT$4.99 billion

•	Basic EPS(2) was -NT$0.53

•	Gross margin was -0.7%

•	Operating margin was -10.1%

•	EBITDA(4) margin was 6.7%

•	Operating margin of Display Segment was -10.5%

•	EBITDA(4) margin of Display Segment was 6.9%

Looking back to the first quarter, which is traditionally the slower season, and combined with the impact from COVID-19, the Company’s area shipment decreased from the previous quarter. As a result, the Company’s revenues for the first quarter were down by 13.4% quarter-over-quarter. Nevertheless, the Company’s dedication to optimizing product mix and cost control has narrowed the losses compared to the previous quarter.

With regard to financial structure, the net debt to equity ratio was 24.9%, which remains at a healthy level.

Looking forward to the second quarter, the impact from COVID-19 on the economic outlook and end demand remains unclear.  Facing these considerable uncertainties, the Company will continue to retrench expenses and preserve cash and rapidly adjust product mix and production portfolio, so as to capture the ever-changing business opportunities. Meanwhile, AUO will speed up its value transformation, and maintain its R&D momentum, in order to open up new prospects with enhanced values.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the first quarter of 2020 was calculated based on the weighted average outstanding shares of the reporting quarter (9,499 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the world’s leading providers of optoelectronic solutions. Based on its profound R&D and manufacturing experience, AUO offers a full range of display applications and smart solutions integrating software and hardware, and leverages its core expertise to enter new business areas such as solar, smart retail, general health, circular economy and smart manufacturing service. Additionally, AUO has also been named to the Dow Jones Sustainability World Index since 2010. AUO’s consolidated net revenues in 2019 were NT$268.79 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TWSE: 2409), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 27, 2020. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Public Communication Dept.

Jessie Lee Tel:  +886-3-5008800 ext 3206 Email : jessie.jc.lee@auo.com

Katie Chen Tel: +886-3-5008800 ext 3615  Email : katie.chen@auo.com

Item 2

Apr. 30, 2020 AU Optronics Corp. First Quarter 2020 Results Investor Conference

Safe Harbor Notice 2 © 2019 AU Optronics Corporation – Proprietary and Confidential • The statements included in this presentation that are not historical in nature are “forward - looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward - looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations. • Actual results may differ materially from those expressed or implied in these forward - looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT - LCD industry; possible disruptions in commercial activities caused by natural and human - induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. • Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. • Our release of financial forecasts and forward - looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward - looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income Selected Items from Statement of Comprehensive Income a) Basic EPS was calculated based on the weighted average outstanding shares of the reporting quarter. The weighted average outstanding sh are s were 9,499m shares, 9,571m shares and 9,624m shares for 20Q1, 19Q4 and 19Q1, respectively. b) Large size refers to panels that are 10 inches and above Operating Profit + D&A 3 , 61 2 6 . 7% 2 , 59 1 4 . 2% 39 . 4% 4 , 04 9 6 . 1 % Unit Shipments (mn) (b) Large Size Panels Small & Medium Size Panels 22 . 4 29 . 5 26 . 5 37 . 5 (15.5%) (21.2%) 25 . 9 25 . 0 Amount : NT$ Million 1Q20 4Q19 QoQ % 1Q19 Net Sales 53,690 100 . 0% 61,968 100 . 0% ( 13 . 4% ) 66,705 100 . 0 % Cost of Goods Sold (54,045) ( 10 0 . 7% ) (63,467) ( 10 2 . 4% ) ( 14 . 8% ) (66,461) ( 99 . 6% ) Gross Profit(Loss) (355) ( 0 . 7% ) (1,498) ( 2 . 4% ) ( 76 . 3% ) 244 0 . 4 % Operating Expenses (5,092) ( 9 . 5% ) (5,012) ( 8 . 1% ) 1 . 6% (5,344) ( 8 . 0% ) Operating Profit(Loss) (5,447) ( 10 . 1% ) (6,510) ( 10 . 5% ) ( 16 . 3% ) (5,100) ( 7 . 6% ) Net Non - operating Income(Expenses) (208) ( 0 . 4% ) (1,432) ( 2 . 3% ) ( 85 . 5% ) 198 0 . 3% Profit(Loss) before Tax (5,654) ( 10 . 5% ) (7,942) ( 12 . 8% ) ( 28 . 8% ) (4,902) ( 7 . 3% ) Net Profit(Loss) (5,778) ( 10 . 8% ) (9,142) ( 14 . 8% ) ( 36 . 8% ) (4,893) ( 7 . 3% ) Net Profit Attributable to Owners of Company (4,991) ( 9 . 3% ) (8,828) ( 14 . 2% ) ( 43 . 5% ) (3,688) ( 5 . 5% ) Basic EPS (NT$) (a) (0.53) (0.92) ( 42 . 4% ) (0.38) Display Segment Information: Net Sales 51 , 361 10 0 . 0% 58,874 10 0 . 0% ( 12 . 8% ) 63 , 549 100.0% Operating Profit(Loss) ( 5 , 38 8 ) ( 10 . 5% ) (6,263) ( 10 . 6% ) ( 14 . 0% ) ( 4 , 83 8 ) (7.6%) Operating Profit + D&A 3 , 525 6 . 9% 2,587 4 . 4% 36 . 2% 4 , 047 6.4% 3 © 2019 AU Optronics Corporation – Proprietary and Confidential

Consolidated Balance Sheet Highlights 4 © 2019 AU Optronics Corporation – Proprietary and Confidential a) Excluding time deposit with maturity longer than 3 months (NT$0m in 1Q20, 4Q19 and 1Q19 ) b) Short term debt refers to all interest bearing debt maturing within one year c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days d) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and Cash Equivalents) / Equity Amount : NT$ Million 1Q20 4Q19 QoQ % 1Q19 Cash and Cash Equivalents (a) 76 , 789 80 , 450 ( 4 . 6% ) 68 , 620 Inventory 27 , 882 23 , 460 18 . 8% 27 , 362 Short Term Debt (b) 12 , 284 11 , 261 9 . 1% 22 , 322 Long Term Debt 10 9 , 230 10 2 , 433 6 . 6% 73 , 133 Equity 17 9 , 520 18 7 , 977 ( 4 . 5% ) 21 3 , 106 Total Assets 38 8 , 242 39 7 , 638 ( 2 . 4% ) 41 5 , 474 Inventory Turnover (Days) (c) 43 35 37 Net Debt to Equity (d) 24 . 9% 17 . 7% 12 . 6%

Consolidated Cash Flow Highlights 5 © 2019 AU Optronics Corporation – Proprietary and Confidential a) In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries Amount : NT$ Million 1Q20 4Q19 QoQ From Operating Activities ( 3 , 727 ) 9,871 ( 13 , 598 ) Profit(Loss) before Tax ( 5 , 65 4 ) ( 7 , 94 2 ) 2 , 288 Depreciation & Amortization 9 , 059 9 , 101 (42) Net Change in Working Capital ( 6 , 90 7 ) 6 , 549 ( 13 , 45 6 ) From Investing Activities ( 7 , 628 ) ( 5 , 014 ) ( 2 , 615 ) Capital Expenditure ( 5 , 27 6 ) ( 5 , 99 3 ) 717 From Financing Activities 7 , 76 8 5,502 2 , 26 7 Net Change in Debt 7 , 940 6 , 465 1 , 475 Net Change in Cash (a) ( 3 , 661 ) 9,300 ( 12 , 961 )

Display Revenue Breakdown by Application 20% 23% 26% 26% 25% 24% 26% 29% 29% 26% 17% 15% 15% 15% 14% 39% 36% 30% 30% 35% 20% 40% 60% 80% 100% 0% 1Q19 2Q19 3Q19 4Q19 1Q20 – Mobile PC and Device: including displays for notebook, tablet and mobile phones. – Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, medical equipment, and etc. TV Monitor Mobile PC and Device C o mm e r c i a l and Others 6 © 2019 AU Optronics Corporation – Proprietary and Confidential

Display Revenue Breakdown by Size 16% 18% 20% 21% 18% 28% 30% 35% 33% 31% 19% 18% 17% 17% 18% 11% 10% 7% 7% 9% 26% 24% 21% 22% 24% 0% 20% 40% 60% 80% 100% 1 Q 19 2 Q 19 3 Q 19 4 Q 19 1 Q 20 >=50" 39"<=size<50" 20"<=size<39" 10"<=size<20" s i z e < 1 0 " 7 © 2019 AU Optronics Corporation – Proprietary and Confidential

$ 31 2 $ 32 3 $ 31 2 $ 29 8 $ 29 6 200 300 400 1 Q 19 2 Q 19 3 Q 19 4 Q 19 1 Q 20 ( U S $ ) 500 6 , 34 2 8 © 2019 AU Optronics Corporation – Proprietary and Confidential 6 , 42 2 6 , 63 7 6 , 20 0 5 , 51 6 0 3,500 1 Q 19 2Q19 3Q19 4Q19 1Q20 (K m 2 ) 7,000 Consolidated Shipments & ASP by Area Shipments in square meter ASP per square meter – ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel Shipments by Area & Revenues – Small & Medium size refers to panels that are under 10 inches R e v e n u e s Shipments in square meter 9 231 . 5 310 . 2 334 . 5 377 . 7 309 . 0 0 150 300 1 Q 19 2 Q 19 3 Q 19 4 Q 19 1 Q 20 (K m 2 ) 450 9 . 9 © 2019 AU Optronics Corporation – Proprietary and Confidential 11 . 5 12 . 8 12 . 0 8 . 9 0 4 8 12 16 20 1Q19 2 Q 19 3Q19 4 Q 19 1Q20 (NT$ bn)

w w w .a u o .c o m ir@auo.com © 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES Consolidated Condensed Statements of Comprehensive Income For the Three Months Ended March 31, 2020 and 2019 and December 31, 2019 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding) USD % 1 Q 19 N T D YoY % USD % 4 Q 19 N T D Q o Q % Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.25 per USD as of March 31, 2020 (2) 1 ADS equals 10 common shares Year over Year Comparison Sequential Comparison 1Q20 N T D 1Q20 N T D Net Sales 1 , 775 53 , 690 100 . 0 66 , 705 ( 19 . 5 ) 1 , 775 53,690 100.0 61 , 968 ( 13 . 4 ) Cost of Goods Sold 1 , 787 54 , 045 100 . 7 66 , 461 ( 18 . 7 ) 1 , 787 54,045 100.7 63 , 467 ( 14 . 8 ) Gross Profit(Loss) (12) (355) ( 0 . 7 ) 244 ˉ (12) (355) (0.7) ( 1 , 498) ( 76 . 3 ) Operating Expenses 168 5 , 092 9 . 5 5 , 344 ( 4 . 7 ) 168 5,092 9.5 5 , 012 1 . 6 Operating Profit(Loss) (180) ( 5 , 447) ( 10 . 1 ) ( 5 , 100) 6 . 8 (180) ( 5 , 447) (10.1) ( 6 , 510) ( 16 . 3 ) Net Non - operating Income(Expenses) (7) (208) ( 0 . 4 ) 198 ˉ (7) (208) (0.4) ( 1 , 432) ( 85 . 5 ) Profit(Loss) before Income Tax (187) ( 5 , 654) ( 10 . 5 ) ( 4 , 902) 15 . 3 (187) ( 5 , 654) (10.5) ( 7 , 942) ( 28 . 8 ) Income Tax Benefit(Expense) (4) (124) ( 0 . 2 ) 10 ˉ (4) (124) (0.2) ( 1 , 199) ( 89 . 7 ) Net Profit(Loss) (191) ( 5 , 778) ( 10 . 8 ) ( 4 , 893) 18 . 1 (191) ( 5 , 778) (10.8) ( 9 , 142) ( 36 . 8 ) Other Comprehensive Income(Loss) (89) ( 2 , 695) ( 5 . 0 ) 1 , 064 ˉ (89) ( 2 , 695) (5.0) (647) 316 . 8 Total Comprehensive Income(Loss) (280) ( 8 , 473) ( 15 . 8 ) ( 3 , 829) 121 . 3 (280) ( 8 , 473) (15.8) ( 9 , 788) ( 13 . 4 ) Net Profit(Loss) Attributable to: Owners of Company (165) ( 4 , 991) ( 9 . 3 ) ( 3 , 688) 35 . 4 (165) ( 4 , 991) (9.3) ( 8 , 828) ( 43 . 5 ) Non - Controlling Interests (26) (787) ( 1 . 5 ) ( 1 , 205) ( 34 . 7 ) (26) (787) (1.5) (314) 150 . 9 Net Profit(Loss) (191) ( 5 , 778) ( 10 . 8 ) ( 4 , 893) 18 . 1 (191) ( 5 , 778) (10.8) ( 9 , 142) ( 36 . 8 ) Total Comprehensive Income(Loss) Attributable to: Owners of Company (251) ( 7 , 580) ( 14 . 1 ) ( 2 , 885) 162 . 7 (251) ( 7 , 580) (14.1) ( 9 , 386) ( 19 . 2 ) Non - Controlling Interests (30) (893) ( 1 . 7 ) (944) ( 5 . 3 ) (30) (893) (1.7) (403) 121 . 9 Total Comprehensive Income(Loss) (280) ( 8 , 473) ( 15 . 8 ) ( 3 , 829) 121 . 3 (280) ( 8 , 473) (15.8) ( 9 , 788) ( 13 . 4 ) Basic Earnings Per Share ( 0 . 017) ( 0 . 53) ( 0 . 38) ( 0 . 017) ( 0 . 53) ( 0 . 92) Basic Earnings Per ADS (2) ( 0 . 174) ( 5 . 25) ( 3 . 83) ( 0 . 174) ( 5 . 25) ( 9 . 22) Weighted - Average Shares Outstanding ('M) 9 , 499 9 , 624 9,499 9 , 571 © 2019 AU Optronics Corporation – Proprietary and Confidential

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.25 per USD as of March 31, 2020 (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months AU OPTRONICS CORP. AND SUBSIDIARIES Consolidated Condensed Balance Sheets March 31, 2020 and 2019 ( Expressed in Millions of New Taiwan Dollars ( NTD) and US Dollars ( USD) ) M a r c h 31, 2020 March 31, 2019 Y oY ASSETS USD NTD % NTD % NTD % Cash and Cash Equivalents 2,538 76 , 789 19 . 8 68 , 620 16 . 5 8 , 169 11 . 9 Notes & Accounts Receivables 923 27 , 927 7 . 2 42 , 362 10 . 2 ( 14 , 435) (34 . 1 ) Other Current Financial Assets 119 3 , 585 0 . 9 3 , 243 0 . 8 342 10 . 6 Inventories 922 27 , 882 7 . 2 27 , 362 6 . 6 520 1 . 9 Other Current Assets 110 3 , 335 0 . 9 3 , 098 0 . 7 237 7 . 7 Total Current Assets 4,612 139 , 518 35 . 9 144 , 685 34 . 8 ( 5 , 167) (3 . 6 ) Long - term Investments 455 13 , 768 3 . 5 13 , 357 3 . 2 412 3 . 1 Net Fixed Assets 6,643 200 , 951 51 . 8 220 , 144 53 . 0 ( 19 , 193) (8 . 7 ) Right - of - use Assets 395 11 , 955 3 . 1 12 , 946 3 . 1 (991) (7 . 7 ) Other Non - Current Assets 729 22 , 049 5 . 7 24 , 342 5 . 9 ( 2 , 293) (9 . 4 ) Total Non - Current Assets 8,222 248 , 724 64 . 1 270 , 789 65 . 2 ( 22 , 065) (8 . 1 ) Total Assets 12,834 388 , 242 100 . 0 415 , 474 100 . 0 ( 27 , 232) (6 . 6 ) LIABILITIES Short - term Borrowings 49 1 , 475 0 . 4 323 0 . 1 1 , 152 356 . 2 Notes & Accounts Payable 1,570 47 , 494 12 . 2 54 , 662 13 . 2 ( 7 , 168) (13 . 1 ) Current Installments of Long - term Borrowings 357 10 , 808 2 . 8 21 , 999 5 . 3 ( 11 , 190) (50 . 9 ) Current Financial Liabilities 1 24 0 . 0 39 0 . 0 (15) (38 . 3 ) Accrued Expense & Other Current Liabilities 624 18 , 872 4 . 9 25 , 185 6 . 1 ( 6 , 313) (25 . 1 ) Machinery and Equipment Payable 152 4 , 600 1 . 2 9 , 066 2 . 2 ( 4 , 466) (49 . 3 ) Total Current Liabilities 2,753 83 , 273 21 . 4 111 , 273 26 . 8 ( 28 , 000) (25 . 2 ) Long - term Borrowings 3,611 109 , 230 28 . 1 73 , 133 17 . 6 36 , 097 49 . 4 Other Non - Current Liabilities 536 16 , 219 4 . 2 17 , 961 4 . 3 ( 1 , 743) (9 . 7 ) Total Non - Current Liabilities 4,147 125 , 449 32 . 3 91 , 094 21 . 9 34 , 354 37 . 7 Total Liabilities 6,900 208 , 722 53 . 8 202 , 368 48 . 7 6 , 354 3 . 1 EQUITY Common Stock 3,182 96 , 242 24 . 8 96 , 242 23 . 2 0 0 . 0 Capital Surplus 2,002 60 , 561 15 . 6 60 , 462 14 . 6 99 0 . 2 Retained Earnings 592 17 , 912 4 . 6 43 , 159 10 . 4 ( 25 , 246) (58 . 5 ) Other Equity (152) ( 4 , 594) (1 . 2 ) (45) 0 . 0 ( 4 , 548) 10080 . 6 Treasury Stock (34) ( 1 , 013) (0 . 3 ) 0 0 . 0 ( 1 , 013) ˉ Non - Controlling Interests 344 10 , 412 2 . 7 13 , 288 3 . 2 ( 2 , 877) (21 . 6 ) Total Equity 5,935 179 , 520 46 . 2 213 , 106 51 . 3 ( 33 , 586) (15 . 8 ) Total Liabilities & Equity 12,834 388 , 242 100 . 0 415 , 474 100 . 0 ( 27 , 232) (6 . 6 ) © 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES Consolidated Condensed Cash Flow Statements For the Period Ended March 31, 2020 and 2019 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)) Three Months 2019 N T D Cash Flow from Operating Activities: Cash Flow from Investing Activities: Cash Flow from Financing Activities: Three Months 2020 US D N T D Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.25 per USD as of March 31, 2020 Profit(Loss) before Income Taxes (187) ( 5 , 654) ( 4 , 902) Depreciation & Amortization 299 9 , 059 9 , 150 Share of Profit of Equity - Accounted Investees (1) (44) (103) Changes in Working Capital (228) ( 6 , 907) ( 4 , 126) Changes in Others (6) (180) (324) Net Cash Provided(Used) by Operating Activities (123) ( 3 , 727) (306) Acquisitions of Financial Assets Measured at Fair Value (14) (434) (928) Disposals of Financial Assets Measured at Fair Value 15 462 932 Acquisitions of Equity - Accounted Investees (80) ( 2 , 413) 0 Disposals of Equity - Accounted Investees 3 84 0 Acquisitions of Property, Plant and Equipment (174) ( 5 , 276) ( 8 , 255) Disposals of Property, Plant and Equipment 2 63 52 Decrease(Increase) in Other Financial Assets 1 22 39 Decrease(Increase) in Other Assets 2 56 (64) Net Cash Increase(Decrease) Resulting from Change in Consolidated Entity (6) (193) 0 Net Cash Provided(Used) in Investing Activities (252) ( 7 , 628) ( 8 , 223) Increase(Decrease) in Short - term Borrowings (8) (236) (229) Increase(Decrease) in Long - term Borrowings 270 8 , 176 8 , 305 Payment of Lease Liabilities (6) (172) (174) Increase(Decrease) in Guarantee Deposits 0 0 10 Changes in Non - Controlling Interests and Others (0) (0) (292) Net Cash Provided(Used) by Financing Activities 257 7 , 768 7 , 619 Effect of Exchange Rate Changes on Cash and Cash Equivalents (2) (74) 366 Net Increase(Decrease) in Cash and Cash Equivalents (121) ( 3 , 661) (543) Cash and Cash Equivalents at Beginning of Period 2 , 659 80 , 450 69 , 163 Cash and Cash Equivalents at End of Period 2 , 538 76 , 789 68 , 620 © 2019 AU Optronics Corporation – Proprietary and Confidential